Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | June 3, 2025

Name of Registrant: Netflix

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Netflix, Inc. (NFLX)

Five-Year Underperformance, Restore Fiduciary Focus: Vote NO on Netflix’s Board of Directors

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Netflix, Inc. shareholders to vote AGAINST the election1 of Netflix’s Board of Directors.

      Supporting Statement

Netflix was once a symbol of American creative strength and brand stability—built on innovation, originality, and driving genuine value to its shareholders. But today, the company has lost its way,

1http://q4live.s22.clientfiles.s3-website-us-east-1.amazonaws.com/959853165/files/doc_financials/2024/ar/Netflix-Inc-2025-Proxy-Statement.pdf failing to compete effectively with industry peers and tying the Netflix brand to divisive social policies rather than business fundamentals.

      Chronic Underperformance

The result? Staggering underperformance and declining relevance in a competitive market. On behalf of the largely-silent majority of shareholders who value return over divisive social messaging, ESG, & DEI-aligned experimentation, we must ask: Is this the board we trust to rebuild Netflix’s value? The current board has overseen failed strategies, misaligned incentives, and a repeated failure to prioritize shareholder interests. Now is the time to demand accountability—not excuses.

Netflix delivered substandard performance not only this year but for the past five years, with results lagging significantly behind market competitors such as Meta & Google. In fact, the company’s performance is one of the worst in its cohort for the past half-decade, outperforming few of its competitors. This board has shown an inability to adapt decisively or execute effectively consistently since 2020, and the market has responded accordingly: with a lack of confidence. It’s only understandable that shareholder votes would and should reflect a similar lack of confidence

      DEI Controversies & Brand Damage

It’s impossible to discuss Netflix’s problems without noting the company’s egregious slide into disturbing & egregious messaging regarding the sexualization of children. As Oklahoma Treasurer Todd Russ will note in his presentation at the company’s annual meeting later this week, Netflix stoked severe controversy regarding the sexualization of children with its choice to stream the 2020 film Cuties. The company was forced to issue an apology regarding artwork used to promote the film, stating that it was “inappropriate.” However, it was not the advertising that opened the company up to criminal felony charges in Texas. As reported2 by the Texas Tribune, “[a] grand jury in a small East Texas county has indicted media giant Netflix for promoting "Cuties," a French film about an 11-year-old Senegalese immigrant who joins a dance group. The Tyler County grand jury indicted the company, not its executives, on charges of

2 https://www.texastribune.org/2020/10/06/texas-tyler-county-netflix-cuties/

promotion of lewd visual material depicting a child, a state jail felony. In Texas, a corporation convicted of a felony can face a fine of up to $20,000, according to the penal code.”

That would be bad enough, but Netflix’s controversies surrounding sexualizing content weren’t limited to Cuties. In 2018, the company faced controversy over its film Baby. As per analysis3 from the National Center on Sexual Exploitation (NCOSE), “Based loosely on the account of the “Baby Squillo scandal,” the show portrays a group of teenagers entering into prostitution as a glamorized “coming-of-age” story. Under international and U.S. federal law, anyone engaged in commercial sex who is under 18 years old is by definition a sex trafficking victim. In the real-life scandal that “Baby” is based on, the mother of one of the teenagers was arrested for sex trafficking.

“Despite being at ground zero of the #MeToo movement, Netflix appears to have gone completely tone-deaf on the realities of sexual exploitation,” said Dawn Hawkins, executive director of the National Center on Sexual Exploitation. “Despite the outcry from survivors of sex trafficking, subject matter experts, and social service providers, Netflix promotes sex trafficking by insisting on streaming “Baby.” Even this isn’t the end of the controversy — as noted4 by the Christian Post, “Netflix has been accused of a variety of sexually exploitive moves in recent times, including sponsoring a game on Facebook aimed at encouraging masturbation for children.”

Sexualization of children, particularly encouraging and glamorizing sexual behavior from children, isn’t just egregious for any company (or board) with a functioning moral compass. It’s active risk creation masquerading as artistic experimentation and, in the company’s words, a desire to be “edgy.” While the company’s desire to make edgy products isn’t the only variable that has pushed it to the bottom of its peer group for the past 5 years (and this egregious behavior partially predates 2020), the broader trend is beyond question. Netflix has been more than willing to jettison fiduciary focus to serve this desire — another point against confidence in the company’s board.

3 https://endsexualexploitation.org/articles/netflix-baby-trivializes-teenage-sexual-exploitation/

4https://www.christianpost.com/news/netflix-accused-of-glamorizing-sexual-abuse-in-new-series-baby.html

This desire also reflects in Netflix’s partnering with radical activist organizations like the Human Rights Campaign, which pressures companies to cover puberty blockers for employees’ children in the name of ‘healthcare’ and ‘corporate equality.’

      Conclusion

If Netflix lacks the will to actually focus on its fiduciary duty and responsibility, preferring to dabble in normalizing the sexualization of children and fomenting their sterilization via its corporate partnerships, that is not a desire shareholders should be expected to tolerate without question.

A vote against Netflix’s board is a vote for fiduciary responsibility. Netflix needs directors who are laser-focused on cash flow, execution, and long-term shareholder returns—not those who chase trends, “edgy” content, or unconscionable social narratives unrelated to core business performance. And the company faces its position as one of the worst performing brands in its cohort, this is a moment for shareholders to demand accountability—and a board better suited to navigating the company out of this troubled moment.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.